                                    FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2001

                                      OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ___________________ to ____________________

Commission file number 1-9513






                    EMPLOYEES' SAVINGS & INCENTIVE PLAN AND
                       EMPLOYEE STOCK OWNERSHIP PLAN OF
                            CONSUMERS ENERGY COMPANY
                            212 West Michigan Avenue
                             Jackson, Michigan 49201
              ---------------------------------------------------
              (Full title of the Plan and address of the Plan, if
                 different from that of the issuer named below)








                            CMS ENERGY CORPORATION
                       Fairlane Plaza South, Suite 1100
                            330 Town Center Drive
                           Dearborn, Michigan 48126
                    --------------------------------------
                    (Name of Issuer of the Securities held
                     pursuant to the Plan and the address
                      of its principal executive office)

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN AND
                        EMPLOYEE STOCK OWNERSHIP PLAN OF
                            CONSUMERS ENERGY COMPANY





              FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000
                         TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employees' Savings & Incentive Plan and Employee Stock Ownership Plan of Consumers Energy Company:

We have audited the accompanying statements of financial position of EMPLOYEES' SAVINGS & INCENTIVE PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN OF CONSUMERS ENERGY COMPANY (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in members' equity for each of the three years in the period ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2001 and 2000, and the changes in members' equity for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          ARTHUR ANDERSEN LLP

Detroit, Michigan,
May 10, 2002.

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN AND
                        EMPLOYEE STOCK OWNERSHIP PLAN OF
                            CONSUMERS ENERGY COMPANY
                               INDEX TO FINANCIAL
                             STATEMENTS AND SCHEDULE



STATEMENTS OF CHANGES IN MEMBERS' EQUITY FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2001 AND 2000

NOTES TO FINANCIAL STATEMENTS

SCHEDULE I - ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR - DECEMBER 31, 2001

EXHIBIT A - CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN AND
                        EMPLOYEE STOCK OWNERSHIP PLAN OF
                            CONSUMERS ENERGY COMPANY

                    STATEMENTS OF CHANGES IN MEMBERS' EQUITY







                                                                      For the Years Ended December 31,
                                                             ----------------------------------------------------
                                                                2001                 2000                  1999
                                                           -------------         -------------         -------------

MEMBERS' EQUITY - BEGINNING OF PERIOD                      $ 840,477,968         $ 803,664,677         $ 747,234,232
                                                           -------------         -------------         -------------

CHANGES DURING PERIOD:
  Members' contributions (Note 1)                             48,325,760            50,038,416            63,688,492
  Employers' contributions (Note 1)                           17,708,854            26,059,412            21,528,599
  Rollover of loans from acquisitions                                 --                    --             2,757,779
  Transfer of assets from ESOP plan merger (Note 1)            6,929,487                    --                    --
                                                           -------------         -------------         -------------
                                                              72,964,101            76,097,828            87,974,870
                                                           -------------         -------------         -------------

  Investment income                                           22,860,925            46,159,684            20,201,298
  Interest income from participant loans                       1,978,643             2,024,046             1,933,968
  Interest income from short-term investments                  1,822,447             1,671,202               821,110
  Gain (loss) on securities sold or distributed
    (Note 2)                                                 (27,523,321)           18,558,454            50,657,095
  Change in unrealized depreciation
    of investments (Note 2)                                 (113,250,488)          (66,728,116)          (65,365,999)
                                                           -------------         -------------         -------------

                                                            (114,111,794)            1,685,270             8,247,472
                                                           -------------         -------------         -------------



  Distribution to Members                                    (88,581,410)          (40,969,807)          (39,791,897)
                                                           -------------         -------------         -------------

  Net change during period                                  (129,729,103)           36,813,291            56,430,445
                                                           -------------         -------------         -------------


MEMBERS' EQUITY - END OF PERIOD                            $ 710,748,865         $ 840,477,968         $ 803,664,677
                                                           =============         =============         =============








        The accompanying notes are an integral part of these statements.

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN AND
                        EMPLOYEE STOCK OWNERSHIP PLAN OF
                            CONSUMERS ENERGY COMPANY

                        STATEMENTS OF FINANCIAL POSITION




                                                                 As of December 31,
                                                         --------------------------------
                                                             2001                2000
                                                         ------------        ------------
ASSETS:
  Investments (Note 1) -
    Guaranteed investment contracts (at cost
      plus interest earned thereon)                      $116,014,629        $ 82,171,404
    Common stock of corporations other than CMS
      Energy (cost $172,689,732 in 2001 and
      $214,687,933 in 2000)                               192,761,978         235,993,560
    Common stock of CMS Energy
      (cost $232,459,110 in 2001 and
      $216,233,936 in 2000)                               223,364,740         274,414,865
    Nicholas-Applegate Core Growth Institutional
      Portfolio (cost $68,064,111 in 2001 and
      $74,302,414 in 2000)                                 42,845,245          81,038,565
    Credit Suisse International Equity Collective
      Trust (cost $16,732,681 in 2001 and
      $20,602,358 in 2000)                                 16,907,463          27,134,753
    Vanguard Large-Cap Value Index
      (cost $9,574,894 in 2001 and
      $5,761,642 in 2000)                                   8,327,202           5,814,404
    Vanguard S&P 500 Index
      (cost $14,650,253 in 2001 and
      $11,876,675 in 2000)                                 12,258,069          10,861,360
    Vanguard Large-Cap Growth Index
      (cost $23,368,597 in 2001 and
      $21,474,743 in 2000)                                 15,556,295          16,374,822
    Nicholas-Applegate Small-Cap Growth Fund
      (cost $20,262,886 in 2001 and
      $20,840,120 in 2000)                                 10,765,003          12,974,906
                                                         ------------        ------------

      Subtotal                                            638,800,624         746,778,639

    Short-term investments (at cost which
      approximates market)                                 33,424,497          44,865,202
    Loans to Members (at cost which approximates
      market)                                              33,496,939          33,429,220
                                                         ------------        ------------

    Total Investments                                     705,722,060         825,073,061

  Other Assets -
    Current receivables from Members                        3,601,257           4,226,605
    Current receivables from Employers                      1,197,514          10,653,672
                                                         ------------        ------------
                                                            4,798,771          14,880,277
  Income Receivable
    Interest and dividends receivable                         228,034             524,630
                                                         ------------        ------------


MEMBERS' EQUITY                                          $710,748,865        $840,477,968
                                                         ============        ============





        The accompanying notes are an integral part of these statements.

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN AND
                        EMPLOYEE STOCK OWNERSHIP PLAN OF
                            CONSUMERS ENERGY COMPANY
                          NOTES TO FINANCIAL STATEMENTS


(1)  PLAN DESCRIPTION

General

The Employees' Savings & Incentive Plan and Employee Stock Ownership Plan of Consumers Energy Company (the "Plan") is an employee benefit plan in which participant contributions are supplemented by contributions from the Company/Employer (Consumers and CMS Energy and their subsidiaries which are at least 80% owned and have adopted the Plan). Ms. L. L. Mountcastle, Vice-President and Treasurer of Consumers Energy Company, is the Plan Administrator. The information provided below is only a summary of the Plan's provisions. Reference should be made to the Plan documents for more complete information.

Establishment of Employee Stock Ownership Plan

Effective January 1, 2001, the Company created an employee stock ownership plan from that portion of the Plan representing assets in Fund CE, which prior to January 1, 2001, was known as Fund C. The portion of the Plan representing Fund CE is intended to qualify as an employee stock ownership plan within that meaning and application of Section 4975(e)(7) of the Internal Revenue Code. Together, the stock ownership plan and the savings plan are intended to constitute a single plan within the meaning of Section 414(l) of the Internal Revenue Code.

As of January 1, 2001, the stock ownership plan consists of all amounts transferred from Fund CE of the savings plan. Thereafter, matching employer contributions and incentive contributions (as described under contributions) shall be contributed to the stock ownership plan.

Transfer of Employee Stock Ownership Plan

Effective September 30, 2001, the Consumers Energy Company Stock Ownership Plan (the "Tax Credit ESOP") was merged into the Plan. The assets of the Tax Credit ESOP, which were held by Comerica Bank, as trustee, were transferred to the Plan effective September 30, 2001. The transfer is included as a part of the accompanying statement of changes in members' equity.

Trustee

The Plan's funds are held in trust for the benefit of members covered by the Plan under the Trust Agreement. Effective October 1, 2001, the Plan changed trustees from State Street Bank and Trust to Comerica Bank (the "Trustee").

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN AND
                        EMPLOYEE STOCK OWNERSHIP PLAN OF
                            CONSUMERS ENERGY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


(1)  PLAN DESCRIPTION (Continued)

Eligibility

To be eligible to participate in the Plan, an employee must be a regular employee, as defined in the Plan agreement.

Contributions

Each employee electing to participate in the Plan ("Member") contributes by payroll deductions not less than 1% nor more than 16% of his compensation up to a maximum of $10,500 for 2001 and 2000. Each Member may change the amount of his contributions at any time by giving his Employer advance notice in writing. The change will be effective as soon as administratively feasible. A Member may discontinue contributions as of any pay date upon prior notice to his Employer. However, if he discontinues contributions without simultaneously making an election for Elective Employer Contributions, he may not resume making contributions for three months.

A Member can choose an "Elective Employer Contribution" option, which allows the Member to reduce his salary by as much as 12% and have this amount contributed by the Employer to the Plan. If a Member's regular annual salary is equal to or more than $75,000, the most that can be contributed by the Employer on behalf of the Member to the Plan is 9%. Members' earnings related to such contributions are not currently taxable.

Each Employer contributes a Matching Employer Contribution equal to 50% of certain contributions by each of its participating employees. Such Employer contributions are limited to not more than 3% of each Member's compensation. The contributions of Members and the Employers are transferred monthly to the Trustee.

Each Employer may contribute an Incentive Contribution which is determined at the end of each year based on earnings performance goal set by Company at the beginning of the year.

The Incentive Contribution will be based on the Member's net Elective Employer and Participant Contributions of up to 6% of each Member's compensation. The Matching Employer and Incentive Contributions are allocated entirely to Fund CE.

The Plan Administrator may exclude Incentive Contributions to the accounts of certain officers of Employers.

Matching Employer and Incentive Contributions vest as follows: 10% for each of the first four years of service with the Employer, and 20% for each of the next three years of service. Member contributions and related earnings are fully vested at all times.

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN AND
                        EMPLOYEE STOCK OWNERSHIP PLAN OF
                            CONSUMERS ENERGY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


(1)  PLAN DESCRIPTION (Continued)

Member Loans

Members may borrow from the Plan up to 50% of their account balance, to a maximum not exceeding $50,000, including the vested portion of the Matching Employer Contributions, for extraordinary or emergency needs as defined in the Plan and at the discretion of the Plan Administrator. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant's loan fund (Fund D). Loan terms range from one to five years* and are secured by the balance in the Participant's account.** Repayments of principal and interest are made primarily through payroll deductions.

Plan-Related Expenses

The Company pays expenses relating to the administration of the Plan. Brokerage fees, commissions, stock transfer taxes and other expenses in connection with the purchases, sales and distributions of securities for each investment fund are charged to the fund that incurred the cost.

Fund Investments

         Fund A - The investments in this fund consist of guaranteed investment contracts with the New York Life Insurance Company, New York, New York; Principal Mutual Life Insurance Co, Des Moines, Iowa; Prudential Asset Management Company, Chicago, Illinois; and Travelers Life & Annuity, Hartford, Connecticut; and cash, temporary investments of any type or cash equivalents as the Trustee shall deem necessary or advisable to maintain as part of this fund within the limitations specified in the Trust Agreement.

         Fund B - The investments in this fund may consist of common stocks and securities convertible into common stock (other than securities of CMS Energy Corporation) selected by the Investment Manager, Independence Investment Associates, Inc., Boston, Massachusetts, in its sole discretion, and such amounts of cash, temporary investments of any type or cash equivalents as the Investment Manager shall deem necessary or advisable to maintain as part of the fund within the limitations specified in the Trust Agreement.

*Up to ten years for purchase of a principal residence.

**A new loan rate is determined by subtracting one full percentage point from the current major New York bank prime rate. The rate on new loans taken during 2001 was 8.50 percent to 5.00 percent.

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN AND
                        EMPLOYEE STOCK OWNERSHIP PLAN OF
                            CONSUMERS ENERGY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


 (1)  PLAN DESCRIPTION (Continued)

         Fund CE -      The investments in this fund constitute the assets
                        of the Employee Stock Ownership Plan and may consist of common stock of CMS Energy Corporation and such amounts of cash, temporary investments of any type or cash equivalents as the Trustee shall deem necessary or advisable to maintain as part of this fund within the limitations specified in the Trust Agreement. Employers' contributions must be invested in this fund.

         Fund CS -      The investments in this fund may consist of common
                        stock of CMS Energy Corporation and such amounts of cash, temporary investments of any type or cash equivalents as the Trustee shall deem necessary or advisable to maintain as part of this fund within the limitations specified in the Trust Agreement. Employees' contributions are invested in this fund.

         Fund D - The investments in this fund consist of the promissory notes of Plan Members.

         Fund E - The investments in this fund may consist of mid-cap growth-oriented common stock (other than securities of CMS Energy Corporation) selected by the Investment Manager, Nicholas-Applegate Capital Management, San Diego, California, in its sole discretion, and such amounts of cash, temporary investments of any type or cash equivalents as the Investment Manager shall deem necessary or advisable to maintain as part of the fund within the limitations specified in the Trust Agreement.

         Fund F - The investments in this fund may consist of international common stocks selected by the Investment Manager, Credit Suisse, New York, New York, in its sole discretion, and such amounts of cash, temporary investments of any type or cash equivalents as the Investment Manager shall deem necessary or advisable to maintain as part of the fund within the limitations specified in the Trust Agreement.

         Fund H - The investments in this fund may consist of stocks of the S&P 500 Index that are considered value stocks as selected by The Vanguard Group.

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN AND
                        EMPLOYEE STOCK OWNERSHIP PLAN OF
                            CONSUMERS ENERGY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


(1)  PLAN DESCRIPTION (Continued)

         Fund I - The investments in this fund consist of stocks of the S&P 500 Index as selected by The Vanguard Group.

         Fund J - The investments in this fund consist of stocks of the S&P 500 Index that are considered growth stocks as selected by The Vanguard Group.

         Fund K - The investments in this fund may consist of small- cap growth-oriented common stocks selected by the Investment Manager, Nicholas-Applegate Capital Management, San Diego, California, in its sole discretion.

Reallocations

All or part of a Member's past contributions in the Employee's Savings Plan which are in the Member's account on a Valuation Date may be reallocated among Fund A, Fund B, Fund CS, Fund E, Fund F, Fund H, Fund I, Fund J or Fund K on a Valuation Date by giving his employer advance notice in writing of such change. Any such reallocations of contributions will be done on the basis of the value of the contributions on such Valuation Date.

Forfeitures

The Plan provides that Members who receive a distribution, under certain conditions, forfeit all or a portion of the value of any Matching Employer and Incentive Contributions credited to their accounts. Such amounts forfeited totaled approximately $391,527 in 2001 and are treated as a reduction of the Employer's contribution liability.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Valuations

The accompanying financial statements reflect the accrual basis of accounting. Investments, other than short-term, in Funds B, CE, CS, E, F, H, I, J and K are stated at current market value. Market value for most Fund B, CE, CS, E, F, H, I, J and K common stock is defined as the closing price of such stock as shown in a composite report of one or more generally recognized exchanges, including the New York Stock Exchange. There are also some securities which are traded in the over-the-counter ("OTC") market. OTC issues are priced at the bid price or "last" price furnished by the NASDAQ National Market. Short-term investments held in Funds A, B, CE, CS, E, F, H, I, J and K are stated at cost which approximates market.

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS ENERGY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Gains and Losses

Amounts relating to gain (loss) on securities sold or distributed and change in unrealized appreciation (depreciation) as reported in the accompanying statement of changes in members' equity for the years ended December 31, 2001, 2000 and 1999 have been presented in conformity with the Department of Labor reporting requirements. Department of Labor rules require that realized gains (losses) and unrealized appreciation (depreciation) be based on the market value of the assets at the beginning of the Plan year or at the time of purchase during the year.

Guaranteed Investment Contracts

The Plan has entered into several fully benefit-responsive investment contracts with various insurance companies. All of these contracts are held in Fund A and are credited with interest and charged for Plan withdrawals and administrative expenses. The contracts are included in the financial statements at contract value (cost plus accrued interest less withdrawals) which approximates fair value. The contracts earn interest at fixed rates ranging from 5.40% to 7.20% and mature between April 1, 2003 and January 2008. The average aggregate yield for these contracts was 6.69% and 6.81% in 2001 and 2000, respectively.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)  FEDERAL INCOME TAX ASPECTS OF THE PLAN

The last determination letter received by the Company from the Internal Revenue Service was dated April 24, 2002. The determination letter states that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "Code") of 1954 as amended by the "Employee Retirement Income Security Act of 1974" ("ERISA") and is exempt from taxation under Section 501(a) of the Code. Under existing Federal income tax laws, (a) the Company is entitled to deduct its contributions to the Plan in computing its Federal income tax; (b) the income of the trust funds accumulated under the Plan is exempt from Federal income tax; and (c) Members are not subject to tax on amounts contributed by the Company for their benefit until such time as such amounts are distributed to them, at which time they are taxable as ordinary income unless distributed as an "eligible rollover distribution."

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN AND
                        EMPLOYEE STOCK OWNERSHIP PLAN OF
                            CONSUMERS ENERGY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


(4)  RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of members' equity and distributions paid to members per the financial statements to members' equity and distributions paid to members per the Form 5500 for the Plan year 2001:

                                                                                    Total
                                                                                -------------
Members' Equity per Financial Statements                                        $710,748,865
Benefits payable to members 2001                                                  (3,134,204)
                                                                                -------------

Members' Equity per Form 5500                                                   $707,614,661
                                                                                =============

Distributions paid to members per
  Financial Statements                                                          $ 88,581,410
Benefits payable to members 2000                                                  (3,892,347)
Benefits payable to members 2001                                                   3,134,204
                                                                                -------------

Distributions paid per Form 5500                                                $ 87,823,267
                                                                                =============

(5)  PLAN TERMINATION

The Employers expect the Plan to be permanent, but since future conditions affecting the Plan cannot be anticipated or foreseen, the Employers reserve the right, by action of the Board of Directors of Consumers Energy Company, to terminate or amend the Plan in whole or in part.

Upon termination or partial termination of the Plan, or upon a complete discontinuance of contributions, the interest of each person in the Plan shall be segregated and set aside by the Trustee and one hundred percent (100%) of the value of the Matching Employer contribution credited to the account of a person having an interest in the Plan shall be vested in such person.

(6)  GENDER

Any masculine terminology used herein shall also include the feminine.

                                                                      SCHEDULE I

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN AND
                        EMPLOYEE STOCK OWNERSHIP PLAN OF
                            CONSUMERS ENERGY COMPANY

           ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 2001


                                                   Current
Identity of Issuer and Title of Issue               Value
-------------------------------------            ------------
GUARANTEED INVESTMENT CONTRACTS
  (Fund A) -

  New York Life Insurance Company
    (7.10%, matures 06/27/2005)                  $ 11,909,731
  Principal Mutual Life Insurance
    Company (7.20%, matures 04/01/03)               8,357,830
  Principal Mutual Life Insurance
    Company (6.00%, matures 02/15/2005)            17,751,523
  Principal Mutual Life Insurance
    Company (6.18%, matures 11/14/2006             10,398,753
  Principal Mutual Life Insurance
    Company (6.28%, matures 05/14/2007             10,405,138
  The Prudential Asset Management Company
    (6.97%, matures 06/21/2004)                     8,298,787
  The Prudential Asset Management Company
    (5.40%, matures 11/15/2006)                    10,117,396
  The Prudential Asset Management Company
    (5.70%, matures 11/15/2007)                    15,185,669
  Travelers Life and Annuity
    (6.45%, matures 05/12/2005)                    23,589,802
                                                 ------------

  Total Guaranteed Investment Contracts          $116,014,629
                                                 ------------


COMMON STOCK OF CORPORATIONS OTHER THAN
  CMS ENERGY CORPORATION (Fund B) -

AOL TIME WARNER                                  $  1,877,850
AT&T WIRELESS GROUP                                   925,428
ABBOTT LABS                                         2,335,925
AIR PRODUCTS & CHEMICALS INC                        1,252,497
ALLEGHENY ENERGY INC                                1,057,624
ALLERGAN INC                                        2,469,145
AMERICAN HOME PRODUCTS CORP                         4,000,672
AMERICAN INTERNATIONAL GROUP INC                    4,327,300
ANALOG DEVICES                                        466,095
ANHEUSER-BUSCH COS                                  1,003,662
APPLIED MATERIALS Inc                                 789,970
ARCHER DANIELS MIDLAND CO                             949,970
AVERY DENNISON CORP                                 1,107,988
AVON PRODUCTS INC                                   1,181,100
BAKER HUGHES INC                                    1,043,042
BANK AMERICA CORP                                   3,191,565
BANK NEW YORK INC                                     452,880
BED BATH & BEYOND INC                               1,091,580

                                                                      SCHEDULE I

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN AND
                        EMPLOYEE STOCK OWNERSHIP PLAN OF
                            CONSUMERS ENERGY COMPANY

           ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 2001
                                   (Continued)


                                              Current
Identity of Issuer and Title of Issue          Value
-------------------------------------       ----------

BLACK & DECKER CORPORATION                     999,845
BOEING CO                                    1,050,938
BRINKER INTERNATIONAL INC                      285,696
BRISTOL MYERS SQUIBB CO                        306,000
BURLINGTON NORTHERN SANTA FE CORP            1,024,227
CDW COMPUTER CTRS INC                          805,650
CADENCE DESIGN SYS INC                         574,304
CHEVRONTEXACO CORPORATION                    1,057,398
CISCO SYSTEMS INC                            2,893,978
CITIGROUP INC                                7,758,776
COCA COLA CO                                 1,136,315
COLGATE PALMOLIVE CO                           231,000
COMPUTER SCIENCES CORP                         592,658
CONTINENTAL AIRLINES INC CLASS B               723,396
DANAHER CORP                                 1,453,471
DAVITA INC                                     393,645
DELL COMPUTER CORP                           2,364,660
DISNEY WALT HLDG CO                            990,416
DOMINION RESOURCES INC                       1,664,770
DOW CHEMICAL CO                              2,367,978
DUKE ENERGY CORP                             2,147,522
EASTMAN CHEMICAL CO                            585,300
EL PASO CORPORATION                            923,427
ELECTRONIC DATA SYSTEMS CORP                 1,398,420
ENTERGY CORP NEW                             1,669,997
EXXON MOBIL CORPORATION                      5,682,780
FEDERAL NATL MTG ASSN                        3,482,100
FIRST DATA CORPORATION                       2,628,075
FORD MOTOR COMPANY                           1,109,832
GENERAL DYNAMICS CORPORATION                   852,148
GENERAL ELECTRIC COMPANY                     5,519,016
GENERAL MILLS INC                              837,361
HARTFORD FINANCIAL SERVICES GROUP INC        2,406,389
HOME DEPOT INC                               2,688,227
INTEL CORPORATION                            4,799,270
INTERNATIONAL BUSINESS MACHINES              1,899,072
INTUIT INC                                   1,279,122
J P MORGAN CHASE & CO                        1,715,720
JOHNSON & JOHNSON                            3,309,600
KERR MCGEE CORPORATION                         295,920
KIMBERLY CLARK CORPORATION                     538,200
KING PHARMACEUTICALS INC                       842,600
KOHLS CORPORATION                            1,493,328
KRAFT FOODS INC CLASS A                        289,255

                                                                     SCHEDULE I

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN AND
                        EMPLOYEE STOCK OWNERSHIP PLAN OF
                            CONSUMERS ENERGY COMPANY

           ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 2001
                                   (Continued)


                                                Current
Identity of Issuer and Title of Issue            Value
-------------------------------------         ----------
LABORATORY CORPORATION AMERICA HOLDINGS          816,585
LEAR CORPORATION                                 949,686
LIBERTY MEDIA CORP A                             579,600
LINCOLN NATIONAL CORPORATION                   1,228,821
LINEAR TECHNOLOGY CORPORATION                    636,352
LOWE'S COMPANIES INC                           2,775,318
MBNA CORP                                      1,478,400
MAXIM INTEGRATED PRODUCTS INC                    168,032
METLIFE INC                                    1,412,928
MICROSOFT CORPORATION                          6,260,625
MICRON TECHNOLOGY INC                            257,300
MOTOROLA INC                                   1,267,688
NETWORKS ASSOCIATES INC                        1,592,360
NEXTEL COMMUNICATIONS INC CLASS A                635,680
NISOURCE INC                                   1,328,256
NOKIA CORP SPON ADR                            1,233,859
ORACLE CORPORATION                             1,466,622
THE PMI GROUP INC                                797,419
PENNEY J C INC                                 1,858,790
PEOPLESOFT INC                                 1,218,060
PEPSICO INC                                    1,343,844
PFIZER INC                                     6,782,470
PHARMACIA CORPORATION                          1,667,615
PHILIP MORRIS COS INC                          2,728,075
PRAXAIR INC                                    1,861,925
QUALCOMM INC                                   1,414,000
ROYAL DUTCH PETROLEUM CO                       2,475,510
SBC COMMUNICATIONS                             2,788,904
SCHERING PLOUGH CORP                             794,982
SPRINT CORPORATION PCS GROUP                   1,047,189
SUN MICROSYSTEMS INC                           1,054,110
TJX COS INC NEW                                  980,556
TARGET CORP                                    1,498,325
TECH DATA CORP                                   480,408
TEKTRONIX INC                                    698,638
TENET HEALTHCARE CORP                          2,894,896
TORCHMARK INC                                    676,476
TRIGON HEALTHCARE INC                            944,520
TYCO INTERNATIONAL LTD                         3,545,780
USX MARATHON GROUP                               783,000
US BANCORP                                     2,201,836
UNILEVER N V                                   1,353,835
UNION PACIFIC CORP                               450,300
UNITED TECHNOLOGIES CORPORATION                2,119,864

                                                                      SCHEDULE I

                     EMPLOYEES' SAVINGS & INCENTIVE PLAN AND
                        ENPLOYEE STOCK OWNERSHIP PLAN OF
                            CONSUMERS ENERGY COMPANY

           ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 2001
                                   (Continued)


                                                             Current
Identity of Issuer and Title of Issue                         Value
-------------------------------------                     ------------
UNIVERSAL HEALTH SVS INC CLASS B                             1,129,392
VERIZON COMMUNICATIONS                                       3,806,292
VIACOM INC CLASS B NV                                        1,593,815
WACHOVIA CORP                                                  501,760
WAL MART STORES INC                                          3,412,715
WASHINGTON MUTUAL CO                                         2,939,730
WORLDCOM INC-WORLDCOM GROUP                                  1,471,360
XILINX                                                         765,380
                                                          ------------

TOTAL COMMON STOCK OF CORPORATIONS OTHER
    THAN CMS ENERGY CORPORATION (Fund B)                  $192,761,978
                                                          ------------

*COMMON STOCK OF CMS ENERGY CORPORATION
    (Fund CS and CE)                                      $223,364,740
                                                          ------------

LOANS TO MEMBERS (Fund D)
    (Loans mature during periods ranging
    from 0-10 years and at interest rates
    from 8.88% to 3.75%                                   $ 33,496,939
                                                          ------------

NICHOLAS-APPLEGATE CORE GROWTH
    INSTITUTIONAL PORTFOLIO (Fund E)                      $ 42,845,245
                                                          ------------

CREDIT SUISSE COLLECTIVE TRUST
    (Fund F)                                              $ 16,907,463
                                                          ------------

VANGUARD LARGE-CAP VALUE INDEX FUND
    (Fund H)                                              $  8,327,202
                                                          ------------

VANGUARD S&P 500 INDEX FUND
    (Fund I)                                              $ 12,258,069
                                                          ------------

VANGUARD LARGE-CAP GROWTH INDEX FUND
    (Fund J)                                              $ 15,556,295
                                                          ------------

NICHOLAS-APPLEGATE SMALL-CAP GROWTH
  FUND (Fund K)                                           $ 10,765,003
                                                          ------------

Total All Funds                                           $672,297,563
                                                          ============

*SHORT-TERM INVESTMENTS -- COMERICA & STATE STREET
    (Funds A, B, C, E, F, H, I, J and K)                  $ 33,424,497
                                                          ------------

Total Investments                                         $705,722,060
                                                          ============

*Represents Party-in-Interest

                                                                       EXHIBIT A








                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS





As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 10, 2002 included in the Employees' Savings & Incentive and Employee Stock Ownership Plan of Consumers Energy Company's Annual Report on Form 11-K for the year ended December 31, 2001 into CMS Energy Corporation's previously filed Registration Statement File No. 333-76347.







                               ARTHUR ANDERSEN LLP





Detroit, Michigan,
May 10, 2002.

                                    SIGNATURE



          Pursuant to the requirements of the Securities and Exchange Act of 1934, CMS Energy Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



       EMPLOYEES' SAVINGS & INCENTIVE PLAN OF CONSUMERS ENERGY COMPANY







       By                       Laura L. Mountcastle
            ---------------------------------------------------------------
                                Laura L. Mountcastle
                            Vice-President and Treasurer







Dated:  May 10, 2002.